

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

<u>Via E-mail</u>
Nathan Halsey
President and CEO
Ventura Assets LTD
5190 N. Central Expressway, Suite 900
Dallas, Texas 75206-5141

Re: Ventura Assets LTD
Revised Preliminary Information Statement on Schedule 14C
Filed October 25, 2011
File No. 000-53186

Dear Mr. Halsey:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Maryse Mills-Apenteng

                                    Maryse Mills-Apenteng
                                    Special Counsel

cc: <u>Via E-Mail</u>
        Jeffrey M. McPhaul
        Munck Carter, LLP